

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Vlad Vitoc, M.D., M.B.A.
Chief Executive Officer
MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

>   **Re: MAIA Biotechnology, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 31, 2022**
>   **File No. 333-264225**

Dear Dr. Vitoc:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form S-1 filed May 31, 2022

Cover Page

1. We note your revised disclosure that you intend to apply to list your common stock on the NYSE American but that there is no assurance that your listing application will be approved. Please revise to state whether listing approval is a condition to the offering. If it is not, include related risk factor disclosure. Please also amend your references to "NYSE" to clarify that you are referring to the NYSE American.

You may contact Mary Mast at 202-551-3613 or Eric Atallah at 202-551-3663 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janeane Ferrari, Esq.